Exhibit 99.3

ZenaTech’s ZenaDrone Benefits from New Chinese Tariffs

Also Helping its Commercial and Defense Customer Markets

Vancouver, British Columbia, (March 6, 2025) -- ZenaTech, Inc. (Nasdaq: ZENA) (FSE: 49Q) (BMV: ZENA) ("ZenaTech"), a technology company specializing in AI (Artificial Intelligence) drones, Drone as a Service (DaaS), enterprise SaaS and Quantum Computing solutions, today announces an update on its US-based ZenaDrone subsidiary’s Arizona and Taiwan manufacturing supply chain strategy in light of the current economic changes and tariffs announced by the current US Administration. ZenaDrone will continue to source and manufacture drone cameras, sensors and other related components at its Taiwan-based Spider Vision Sensors company to reduce its supply chain risk and ensure NDAA-compliant parts for its US Defense-destined drone products, which will be manufactured in Arizona. The company also benefits from recent announcements doubling tariffs on Chinese imports including drones and parts from 10% to 20% which will negatively impact many US drone companies and customers given the drone industry dominance of China.

“The current administration’s focus on strengthening US manufacturing and reducing reliance on Chinese drone imports is a game-changer for American companies like ours. With increased tariffs on Chinese drones and components, and new incentives for domestic production, we are well-positioned to expand our operations to manufacture in Arizona, also creating more high-quality American jobs. Since we’ve already initiated sourcing of our component parts from Taiwan instead of China, we can avoid supply chain disruptions while benefiting from potential US manufacturing tax breaks. We believe this makes our drones more competitive for both government and commercial markets,” said CEO Shaun Passley, Ph.D.

“This also puts us ahead of domestic competitors who may be facing challenges with supply chain instability and less access to cutting-edge technologies. By leveraging Taiwan's capabilities and our focus on security and compliance, we're poised to meet increasing defense demand while minimizing operational risks,” added Dr. Passley.

The Spider Vision Sensors Taiwan office opened in November 2024 to manufacture drone cameras, sensors, electronics, and components, including LiDAR (Light Detection and Ranging), thermal, infrared, and multi-spectral sensors, and circuit boards to incorporate into ZenaDrone’s finished products. Having in-house manufactured sensors and components will enable ZenaDrone to maintain a steady supply to fulfill customer drone order needs at its Sharjah, UAE manufacturing facilities as well as its future Arizona-based drone manufacturing facilities for US military-destined “Made in America” drones.

Taiwan was selected due to its size and skills as an electronics hub, and the availability of low-cost alternative components versus those from China. Spider Vision Sensors will ensure ZenaDrone’s products and supply chain are compliant with the US NDAA (National Defense Authorization Act) requirements necessary to do business with the US Military. This along with the Green UAS (Uncrewed Arial System) and the Blue UAS are important certifications ensuring cybersecurity and country of origin compliance for drone companies which the company has stated it plans to achieve.

About ZenaTech

ZenaTech (Nasdaq: ZENA) (FSE: 49Q) (BMV: ZENA) is a technology company specializing in AI drone, Drone as a Service (DaaS), enterprise SaaS and Quantum Computing solutions for mission-critical business applications. Since 2017, the Company has leveraged its software development expertise and grown its drone design and manufacturing capabilities through ZenaDrone, to innovate and improve customer inspection, monitoring, safety, security, compliance, and surveying processes. With enterprise software customers using branded solutions in law enforcement, health, government, and industrial sectors, and drones being implemented in these plus agriculture, defense, and logistics sectors, ZenaTech’s portfolio of solutions helps drive exceptional operational efficiencies, accuracy and cost savings. The Company operates through seven global offices in North America, Europe, Taiwan, and UAE, and is growing a DaaS business model and global partner network.

About ZenaDrone

ZenaDrone, a wholly owned subsidiary of ZenaTech, develops and manufactures autonomous business drone solutions that can incorporate machine learning software, AI, predictive modeling, Quantum Computing, and other software and hardware innovations. Created to revolutionize the hemp farming sector, its specialization has grown to multifunctional drone solutions for industrial surveillance, monitoring, inspection, tracking, process automation and defense applications. Currently, the ZenaDrone 1000 drone is used for crop management applications in agriculture and critical field cargo applications in the defense sector, the IQ Nano indoor drone is used for inventory management in the warehouse and logistics sectors, and the IQ Square is an indoor/outdoor drone designed for land survey and inspections use in commercial and defense sectors.

Contacts for more information:

Company, Investors and Media:

Linda Montgomery

ZenaTech

312-241-1415

investors@zenatech.com

Investors:

Michael Mason

CORE IR

investors@zenatech.com

Safe Harbor

This press release and related comments by management of ZenaTech, Inc. include “forward-looking statements” within the meaning of U.S. federal securities laws and applicable Canadian securities laws. These forward-looking statements are subject to the safe harbor provisions under the Private Securities Litigation Reform Act of 1995. This forward-looking information relates to future events or future performance of ZenaTech and reflects management’s expectations and projections regarding ZenaTech’s growth, results of operations, performance, and business prospects and opportunities. Such forward-looking statements reflect management’s current beliefs and are based on information currently available to management. In some cases, forward-looking information can be identified by terminology such as “may”, “will”, “should”, “expect”, “plan”, “anticipate”, “aim”, “seek”, “is/are likely to”, “believe”, “estimate”, “predict”, “potential”, “continue” or the negative of these terms or other comparable terminology intended to identify forward-looking statements.  Forward-looking information in this document includes, but is not limited to ZenaTech’s expectations regarding its revenue, expenses, production, operations, costs, cash flows, and future growth; expectations with respect to future production costs and capacity; ZenaTech's ability to deliver products to the market as currently contemplated, including its drone products including ZenaDrone 1000 and IQ Nano; ZenaTech’s anticipated cash needs and it’s needs for additional financing; ZenaTech’s intention to grow the business and its operations and execution risk; expectations with respect to future operations and costs; the volatility of stock prices and market conditions in the industries in which ZenaTech operates; political, economic, environmental, tax, security, and other risks associated with operating in emerging markets; regulatory risks; unfavorable publicity or consumer perception; difficulty in forecasting industry trends; the ability to hire key personnel; the competitive conditions of the industry and the competitive and business strategies of ZenaTech; ZenaTech’s expected business objectives for the next twelve months; ZenaTech’s ability to obtain additional funds through the sale of equity or debt commitments; investment capital and market share; the ability to complete any contemplated acquisitions; changes in the target markets; market uncertainty; ability to access additional capital, including through the listing of its securities in various jurisdictions; management of growth (plans and timing for expansion); patent infringement; litigation; applicable laws, regulations, and any amendments affecting the business of ZenaTech.